Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

DISCLOSURE OF A MATERIAL FACT

MEETING OF THE BOARD OF DIRECTORS
OF OCTOBER 31 2005

                                   The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A., on October 31 2005, at 5:00 p.m., met at the company’s head office, with the legal quorum present, and under the chairmanship of Dr. Olavo Egydio Setubal, with the purpose of deciding on the purchase of shares issued by the Company itself, with no reduction in capital stock, in accordance with the provisions of paragraphs 1 and 2 of article 30 of Law 6,404/76 and CVM (Brazilian Securities and Exchange Commission) Instructions 10, 268 and 390.

                                   Opening the agenda, the Chairman informed that:

a)

at its meeting on May 2 2005, this Board authorized the Board of Executive Officers to buy back the Company’s own shares, during the period from May 2 2005 to April 28 2006, up to a limit of 679,000 in common shares and 3,451,000 in preferred shares;

b)

following the decision of the Extraordinary General Meeting held on August 22 2005, the shares representing the capital stock underwent a 900% split, the new shares being available for trading as from October 3 2005;

c)	in the light of the stock split, the limits for buybacks of own shares, established at the meeting on May 2 2005, were readjusted to 6,790,000 in common shares and 34,510,000 in preferred shares;

d)

pursuant to these new limits, to date, the company has bought back 1,057,552 own common shares and 22,696,000 own preferred shares, which, in addition to the outstanding balance as at May 2 2005, and considering the cancellation and stock split of August 22 2005 and resale transactions to the Market via private placements in accordance with the “Stock Option Plan”, total 1,047,342 common shares and 17,924,800 preferred shares issued by the Company and held as treasury stock;

e)

of this total held as treasury stock, 1,865,000 preferred shares remain in the custody of the Brazilian Clearing and Depository Corporation, as the underlying stock for the issue of securities under the Argentine Certificates of Deposit Program (CEDEAR’s).

                                   Subsequently, the Board of Directors, considering it to be opportune to buy back shares issued by the company itself and given the existence of available reserves, unanimously decided: (i) as of this date, to anticipate the termination of the period for buying back of own shares, as established by the meeting of May 2 2005; (ii) to renew the limits for these buy-backs, as from this date, hereby authorizing the company to buy up to 38,251,000 own book entry shares, with no par value, being up to 5,468,000 common and up to 32,783,000 preferred shares, for holding as treasury stock, cancellation or resale to the Market.

BANCO ITAÚ HOLDING FINANCEIRA S.A. Meeting of the Board of Directors of October 31 2005	Page 2

                                   Having clarified that the acquisition of such shares, herewith authorized, represents less than 10% of the 66,206,840 common shares and 523,524,590 preferred shares freely circulating in the market, it was decided, in addition:

a)	to attribute to the Board of Executive Officers discretion to decide when to effect the buy-back operations within the limits herewith approved;

b)	that these acquisitions will be effected via the Stock Exchanges up to October 31 2006, using resources in the Revenues Reserve (“Reserve - Goodwill on Issued Shares”);

c)	that these acquisitions be intermediated by ITAÚ CORRETORA DE VALORES S.A., with head office at Av. Hugo Beolchi, 900 - 15th floor in the city of São Paulo.

                                   With no further items on the agenda, the Chairman requested the transcription of these minutes, which having been read and approved were signed by all, the meeting being declared closed. São Paulo-SP, October 31 2005. (signed) Olavo Egydio Setubal - Chairman; José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tápias, Carlos da Câmara Pestana, Fernão Carlos Botelho Bracher, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer